ASX RELEASE | August 26, 2020 | ASX:PLL; NASDAQ:PLL

PIEDMONT RESUMES DRILLING TO FURTHER INCREASE MINERAL RESOURCES IN THE CAROLINA TIN-SPODUMENE BELT
•	Drilling has commenced testing new target areas on the Company’s Core and Central properties
•	Drilling will also test previously identified regional drill targets in the prolific Tin-Spodumene Belt
•	Piedmont is focused on increasing its Mineral Resources and potential increased production of American sourced lithium

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce the Company has resumed drilling on its properties located within the world-class Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, USA.  The drill program will consist of approximately 5,600 meters.  The program’s primary objectives are to drill Exploration Target areas on the Core and Central properties, as well as previously untested occurrences of spodumene bearing pegmatite on regional properties (Figure 1).

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Area 1
Rock Chip Assays up to 2.37% Li_2O
Core Property
Area 5
Rock Chip Assays up to 2.10% Li_2O
Area 2
Rock Chip Assays up to 2.63% Li_2O
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li_2O
Area 3
Rock Chip Assays up to 2.41% Li_2O
Central Property
279
274
Hallman-Beam Mine
Sunnyside
Rock Chip Assays up to 2.91% Li_2O
Sunnyside Property
20.9 meters intercept @ 1.42% Li_2O in Hole 18-SS-001
Piedmont Lithium project
Former lithium mine
Resource
Drillholes
Proposed drillholes
Exploration target
Major highway
Railway
Powerline
2.5 km

Figure 1 – Piedmont Lithium Project Property Map Showing Mineral Resources, Exploration Targets and Proposed Drillholes

Core Property
Approximately 50% of the total drill holes are allocated for the eastern portion of the Core property. These drill holes will test two Exploration Target areas previously identified (refer announcement dated June 24, 2019).  The Company will additionally explore Area 5 (Figure 1), which is outcropping mineralization with assays up to 2.10% Li2O (refer announcement dated January 27, 2020). Several areas of low mineralization potential will also be tested to determine whether these areas offer additional Resource potential or are better suited for waste rock storage and or mine infrastructure.

Central Property
At the Central property, 5 drill holes are proposed to test the previous Exploration Target (refer announcement dated April 23, 2019), and will build on the Phase 4 drilling results reported in our announcement dated January 27, 2020.  Two holes are designed to test to the south and downdip of the intercepts reported in Hole 19-CT-019 (36.0 meters @ 1.11% Li2O and 44.9 meters @ 1.30% Li2O).

Regional Properties
The remainder of the proposed drilling will be distributed on Piedmont’s regional properties.  Drilling at Area 1 (Figure 1) will target a large robust soil anomaly along with outcrops of spodumene bearing pegmatite that range up to 2.37% Li2O.  Initially, Area 2 and 3 (Figure 1) will receive limited drilling that will target significant soil anomalies and spodumene in outcrop.  At Sunnyside, soil anomalies and newly identified spodumene pegmatite occurrences will be targeted as well as potential follow up drilling from the 2018 drilling reported in our announcement dated October 16, 2018 (20.1 meters @1.42% Li2O).  Prioritization of drilling will be results based, not all the regional targets may get drilled.

Keith D. Phillips, President and Chief Executive Officer, commented: “We are excited to once again have drill rigs in the field.  The Carolina Tin-Spodumene Belt is one of the world’s most significant spodumene occurrences, and there are many high-priority targets remaining on our properties.  Spodumene is the dominant feedstock for the fast-growing lithium hydroxide market, and with over 80% of the world’s hydroxide currently being produced in China, this is an opportune time for Piedmont to grow its mineral resources in the United States.”
For further information, contact:

Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the manufacturing of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement
The information in this announcement that relates to Exploration Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

This announcement has been authorized for release by the Company’s CEO, Mr. Keith Phillips

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